April 7, 2020

Jordan Vogel
Co-Chief Executive Officer
Property Solutions Acquisition Corp.
654 Madison Avenue, Suite 1009
New York, NY 10065

       Re: Property Solutions Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted March 11, 2020
           CIK No. 0001805521

Dear Mr. Vogel:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Effecting a Business Combination, page 2

1. We note you disclose that you will not consummate your initial business combination unless you have net tangible assets of at least $5,000,001 immediately prior to or upon consummation of such business combination. Please revise to clarify, if applicable, that your amended and restated certificate of incorporation will not provide a maximum conversion threshold and add a risk factor that highlights related risks to an investor.
 Jordan Vogel
FirstName LastNameJordan Vogel
Property Solutions Acquisition Corp.
Comapany NameProperty Solutions Acquisition Corp.
April 7, 2020
Page 7,
April 2 2020 Page 2
FirstName LastName
The Offering
Limited payments to insiders, page 10

2. We note your disclosure that you may pay consulting, success or finder fees to your sponsor, officers, directors, initial stockholders or their affiliates in connection with the consummation of your initial business combination. Please disclose whether there are limits on the amount of such fees.
Risk Factors
Our initial stockholders will control a substantial interest in us, page 25

3. Please expand your disclosure to discuss that EarlyBirdCapital has agreed to vote its representative and private shares in favor of any proposed business combination and disclose the number of common shares sold in this offering required to approve a proposed business combination given that EarlyBirdCapital and your sponsor, officers, directors and initial stockholders have agreed to vote in favor of any proposed business combination.
Our amended and restated certificate of incorporation will provide, page 31

4. We note your disclosure here and on page 75. Please ensure your exclusive forum provision in your amended and restated certificate of incorporation clearly states that it will not apply to suits brought to enforce any duty or liability created by the Exchange
         Act, or tell us how you will inform investors in future filings that the provision does not apply to any such actions.
Management
Conflicts of Interest, page 65

5. We note you disclose that each of your officers and directors has contractually agreed to present to you, prior to presentation to any other entity, any suitable business opportunity which may reasonably be required to be presented to you, subject to any fiduciary or contractual obligations he might have. Please discuss whether such fiduciary or contractual obligations are limited to the pre-existing fiduciary or contractual obligations with the entities reflected in your tabular disclosure and the effect that such fiduciary or contractual obligations may have on your ability to pursue a business combination opportunity. Please also revise your risk factor disclosure under "Our officers and directors or their affiliates have pre-existing fiduciary and contractual obligations and may in the future become affiliated with other entities engaged in business activities similar to those intended to be conducted by us" on page 22 accordingly.

6. We note your disclosure on page 62 that your audit committee will consist of David
         Amsterdam, Avi Savar and Eduardo Abush, and your disclosure that each such individual is an independent director under Nasdaq's listing standards. We also note your disclosure
 Jordan Vogel
Property Solutions Acquisition Corp.
April 7, 2020
Page 3
       on page 66 that David Amsterdam, Avi Savar and Eduardo Abush are members of your sponsor. Please disclose any potential conflicts of interest that may be material, and include related risk factor disclosure. Please also discuss this relationship in the context of your risk factor disclosure on page 19 regarding the role of your independent directors in determining whether to enforce indemnification obligations against your sponsor.
        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                              Sincerely,
FirstName LastNameJordan Vogel
                                                              Division of
Corporation Finance
Comapany NameProperty Solutions Acquisition Corp.
                                                              Office of Energy
& Transportation
April 7, 2020 Page 3
cc:       Jeffrey M Gallant
FirstName LastName